As filed with the Securities and Exchange Commission on November 6, 2025

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BCP INVESTMENT CORPORATION

(Name of Subject Company (Issuer))

BCP INVESTMENT CORPORATION

Edward Goldthorpe

Patrick Schafer

Brandon Satoren

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

73688F201

(CUSIP Number of Class of Securities) (Underlying Common Stock)

Edward Goldthorpe

President and Chief Executive Officer

BCP Investment Corporation

650 Madison Avenue, 3rd Floor

New York, New York 10022

(212) 891-2880

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Harry S. Pangas, Esq.

Alexander Karampatsos, Esq.

Dechert LLP

1900 K Street, NW

Washington, D.C. 20006

Telephone: (202) 261-3300

Fax: (202) 261-3333

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Other Events

On November 6, 2025, BCP Investment Corporation (the “Company”) issued a press release announcing that it, its management, the Adviser, and the Company’s affiliates intend to conduct a tender offer to purchase for cash up to approximately $9.0 million of shares of the Company’s common stock, $0.01 par value per share (the “shares”). Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest per-share price that will enable it, its management, the Adviser, and the Company’s affiliates to acquire up to $9.0 million of shares of its common stock. A copy of the press release is attached as Exhibit 99.1.

Important Information

This report and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of the Company. The tender offer described herein has not yet been commenced. If and when the tender offer is commenced, the Company intends to file a tender offer statement on a Schedule TO containing an offer to purchase, a letter of transmittal and other related documents with the U.S. Securities and Exchange Commission (the “SEC”). Such documents will be mailed or otherwise furnished to shareholders of record and will also be made available for distribution to beneficial owners of the Company’s shares. The Company’s solicitation of offers to purchase its shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Shareholders are advised to read the offer to purchase, the letter of transmittal and all related documents, if and when such documents are filed and become available, as they will contain important information about the tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about the Company may be obtained, if and when available, without charge, by directing a request to BCP Investment Corporation, attention Investor Relations, at (212) 891-2880 or on the Company’s website at https://www.bcpinvestmentcorporation.com/investor-relations.

Exhibits

EXHIBIT NUMBER	DESCRIPTION

99.1	Press release announcing the Tender Offer, dated November 6, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2025.

BCP INVESTMENT CORPORATION

By:	/s/ Edward Goldthorpe
Name:	Edward Goldthorpe
Title:	President and Chief Executive Officer

EDWARD GOLDTHORPE

By:	/s/ Edward Goldthorpe
Name:	Edward Goldthorpe

PATRICK SCHAFER

By:	/s/ Patrick Schafer
Name:	Patrick Schafer

BRANDON SATOREN

By:	/s/ Brandon Satoren
Name:	Brandon Satoren